Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2012
Earnings
Income/(Loss) before income taxes	$5,879
Add/(Deduct):
Equity in net income of affiliated companies	(325)
Dividends from affiliated companies	237
Fixed charges excluding capitalized interest	3,087
Amortization of capitalized interest	34
Earnings/(Losses)	$8,912

Fixed Charges
Interest expense	$2,959
Interest portion of rental expense (a)	128
Capitalized interest	—
Total fixed charges	$3,087

Ratios
Ratio of earnings to fixed charges	2.9
__________
(a) One-third of all rental expense is deemed to be interest.